Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

October 20, 2008

TO:	British Columbia Securities Commission	Securities and Exchange Commission
	Alberta Securities Commission	Toronto Stock Exchange
	Ontario Securities Commission	American Stock Exchange

Pursuant to National Instrument 51-102 entitled “Continuous Disclosure Obligations” (the “National Instrument”) the Board of Directors of Kimber Resources Inc. (the “Company”) has resolved not to recommend D&H Group LLP, Chartered Accountants, (the “Former Auditor”), for re-appointment as auditors of the Company and that Deloitte and Touche LLP, Chartered Accountants, (the “Successor Auditor”), be recommended to the shareholders of the Company for appointment as auditors at the Company’s general meeting to be held on December 10, 2008 (the “Meeting”).

Attached are the following documents:

1.

Change of Auditor Notice (the “Notice”) dated as of September 29, 2008 addressed to the Former Auditor and to the Successor Auditor;

2.

Response to the Notice from the Former Auditor dated October 8, 2008; and

3.

Response to the Notice from the Successor Auditor dated October 8, 2008.

There were no “reservations”, as that term is defined in the National Instrument, in the Former Auditor’s reports during the period that the Former Auditor has been the auditor of the Company.

There has been no “reportable event” as defined in the National Instrument, during the period that the Former Auditor has been the auditor of the Company.

The Notice and the response to the notice from the Former Auditor and the response to the Notice from the Successor Auditor have been reviewed by the Audit Committee of the Board of Directors of the Company and the Audit Committee has approved the Notice.

This letter together with the documents referred to in items 1, 2 and 3 above (the “Reporting package”) and any documents received by the Company in respect to the matters referred to in the Notice prior to the date of printing of the Company’s Information Circular for the Meeting will be included in the information provided to shareholders.

Kimber Resources Inc.

 “Gordon Cummings”

_______________________

Gordon Cummings

President and CEO

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

CHANGE OF AUDITOR NOTICE

To:

D&H Group LLP, Chartered Accountants

And to:

Deloitte & Touche LLP

1.

Pursuant to Section 4.11 of NI 51-102 (the “Policy”) Kimber Resources Inc. (the “Company”) hereby gives notice that:

a)

On September 18, 2008 (the “Date of Termination and Appointment”) the Directors of the Company resolved that it does not intend to recommend D&H Group LLP for reappointment as auditor of the Company at the Annual General Meeting of the Company to be held on December 10, 2008;

b)

On September 18, 2008 (the “Date of Termination and Appointment”) the Directors of the Company resolved that it intends to recommend that Deloitte & Touche LLP be appointed auditors of the Company for the financial year ending June 30, 2009;

c)

The actions referred to in paragraphs (a) and (b) above were considered by the Audit Committee of the Board of Directors and the Board of Directors of the Company;

d)

None of the reports on any of the Company’s financial statements prepared by D&H Group LLP  relating to the period that they have been the auditor of the Company contained any “reservation” as that term is defined in the Policy;

e)

There has been no “reportable event” as that term is defined in the Policy during the period that D&H Group LLP have been the auditor of the Company.

2.

Pursuant to Subsection 4.11 (5) (a) (ii) and (iii) of the Policy the Company hereby requests D&H Group LLP to:

a)

review the Company’s change of auditor notice;

b)

prepare a letter, addressed to the regulator or securities regulatory authority, stating, for each statement in the change of auditor notice, whether the auditor

(i)

agrees,

(ii)

disagrees, and the reasons why, or

(iii) has no basis to agree or disagree; and

c)

deliver the letter to the Company within 20 days after the Date of Termination and Appointment;

d)

within 20 days after the Date of Termination and Appointment

(i)

confirm that the letter referred to in paragraph (2)(b) hereof does not have to be updated; or

(ii)

prepare and deliver to the Company an updated letter to replace the letter referred to in paragraph (2)(b) hereof.

3.

The Company proposes to send its Notice of General Meeting to the shareholders on November 12, 2008

4.

Pursuant to Subsection 4.11 (6) (a) (ii) of the Policy the Company hereby requests Deloitte & Touche LLP to:

a)

review the Company’s change of auditor notice;

b)

prepare a letter, addressed to the regulator or securities regulatory authority, stating, for each statement in the change of auditor notice, whether the auditor

(i)

agrees,

(ii)

disagrees, and the reasons why, or

(iii)

 has no basis to agree or disagree; and

deliver the letter to the Company within 20 days after the Date of Termination and Appointment; and

5.

Pursuant to section 211 of the Business Corporations Act (British Columbia), the Company hereby requests Deloitte & Touche LLP to request from D&H Group LLP, Chartered Accountants a written statement of the circumstances and reasons why, in D&H Group LLP’s opinion, they are to be replaced as auditor of the Company.

Dated as of the 29th day of September, 2008

“D. W. Young”

_____________________

Donald W. Young

Chair, Audit Committee

October 8, 2008

Toronto Stock Exchange
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, ON M5X 1J2

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW, Suite 400
Calgary, AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs:

Re: Kimber Resources Inc. (the “Company”)
 - Notice of Change of Auditors

     As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditors (the “Notice”) issued on September 29, 2008 by the Company and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

     We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

“D&H Group LLP”

D&H GROUP LLP

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 640-4466
Fax: (604) 899-8100
www.deloitte.ca

October 8, 2008

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Toronto Stock Exchange

Dear Sirs:

Re:	Kimber Resources Inc. (the Company) – Change of Auditor

We confirm that we have reviewed the Change of Auditor Notice dated September 29, 2008 prepared by the Company and forwarded to us in accordance with National Instrument 51-102. Based upon the information known to us at this time, we agree with the information contained therein, except that we have no basis to agree or disagree with the statement that there have been no reportable events during the period that D&H Group LLP has been the auditor of the Company.

We understand that the Change of Auditor Notice, along with this letter and a similar letter from D+H Group LLP will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next general meeting of shareholders.

Yours truly,

CHARTERED ACCOUNTANTS

Cc:	Kimber Resources Inc. D+H Group LLP